KING, HOLMES, PATERNO & SORIANO, LLP

ATTORNEYS AT LAW

1900 AVENUE OF THE STARS, TWENTY-FIFTH FLOOR

LOS ANGELES, CALIFORNIA 90067-4506

Telephone (310) 282-8989

Facsimile (310) 282-8903

April 22, 2016

Michael Clampitt, Esq.

Senior Staff Attorney

Office of Financial Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sierra Bancorp Registration Statement on Form S-4 Filed March 25, 2016 File No. 333-210404

Dear Mr. Clampitt:

On behalf of Sierra Bancorp (“Sierra” or the “Company”), we are filing this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on March 25, 2016 (the “Registration Statement”) contained in your letter dated April 18, 2016 (the “Comment Letter”). Contemporaneously herewith, the Company has filed a pre-effective amendment to the Registration Statement (“Amendment No. 1”) which amends the Registration Statement to address certain of the comments contained in the Comment Letter as detailed below. We are separately furnishing to the Staff a redlined version of Amendment No. 1 marked to show all changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Prospectus Cover Page

1.	Please revise the second paragraph regarding the merger consideration to disclose that it may be subject to a downward adjustment and to include the information in the fifth sentence of the question entitled “Will I receive the form of merger consideration that I elect?” on page 4, as well as the total amount of consideration assuming the downward adjustments.

Michael Clampitt, Esq.

U.S. Securities and Exchange Commission

April 22, 2016

Response:

The cover page of the Prospectus in Amendment No. 1 has been revised in response to the Staff’s comment. Per my discussion with Will Dorton of your office, we understand that the referenced paragraph was actually intended to be the third rather than the second paragraph on that page.

Questions and Answers

Will I receive the form…, page 4

2.	We note that the total number of shares issued and cash paid pursuant to the merger may be increased if outstanding stock options are exercised prior to the effective time of the merger. We also note, however, that you disclose that there is a maximum number of shares of your common stock and a maximum amount of cash that will be issued as merger consideration. Please reconcile these statements. In addition, we note in your registration fee table that you are seeking to register 628,318 shares. Please advise us whether that number of shares also includes sufficient additional shares that may be issued for any stock options or warrants exercised.

Response:

In response to the Staff’s comment, the references to the maximum number of shares to be issued in the merger have been revised to simply refer to the fixed number of 581,753 shares plus up to 46,565 additional shares if all outstanding Coast Bancorp stock options are exercised prior to the effective time of the merger. References to a maximum amount of cash have been similarly clarified. Please note that in reviewing this paragraph in response to the Staff’s comments, we concluded that the references in this particular answer to the specific amounts of stock and cash consideration were really not relevant to the referenced question, but revisions reflecting this comment appear instead on the cover page of the prospectus and on page 3 of Amendment No. 1.

In response to your question concerning the number of shares being registered, please be advised that 628,318 shares includes sufficient additional shares that may be issued for any stock options exercised. As all warrants are at an extremely high exercise price ($5.50 per share), it appears unlikely that any of the warrants will be exercised, so no additional shares are being registered for that purpose. The warrants will expire if not exercised prior to completion of the merger.

Michael Clampitt, Esq.

U.S. Securities and Exchange Commission

April 22, 2016

What will holders of outstanding stock options…, page 5

3.	Revise to disclose the number of outstanding stock options as of the most recent practicable date.

Response:

The disclosure on page 5 of Amendment No. 1 has been revised in response to the Staff’s comment.

Summary

Consideration to be Paid to the Holders …, page 8

4.	Please disclose here Coast Bancorp’s adjusted shareholders’ equity as of a recent date and your method of calculating it.

Response:

The disclosure on page 8 of Amendment No. 1 has been revised in response to the Staff’s comment.

Opinion of Coast Bancorp’s Financial Advisor, page 37

5.	With a view towards additional disclosures, please provide us with the financial forecasts that were provided by Coast Bancorp and Sierra Bancorp to Vining Sparks IBG, L.P. in preparing the analysis relating to its fairness opinion.

Response:

The financial forecasts provided by Coast Bancorp to Vining Sparks in connection with preparing the analysis relating to its fairness opinion are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, we have requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, we have also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

No financial forecasts were provided by Sierra Bancorp, and the disclosure on page 37 of Amendment No. 1 has been revised to reflect that the analysis for Sierra Bancorp was based on publicly available consensus “street estimates” rather than on forecasts provided by Sierra Bancorp.

Michael Clampitt, Esq.

U.S. Securities and Exchange Commission

April 22, 2016

With respect to any possible need for additional disclosures, the Company believes that all information contained in these financial forecasts which is material to Coast Bancorp shareholders in their voting decisions and which is required by Form S-4 and Regulation S-K has been disclosed in Amendment No. 1. We respectfully submit that additional disclosures concerning the underlying forecasts provided by Coast would not provide any meaningful or material information for Coast shareholders. Particularly in view of the relative size, company history and historical financial performance of the two companies, we believe that the information provided in Amendment No. 1 is more than sufficient to support the conclusion that the merger consideration is fair, from a financial standpoint, to Coast Bancorp shareholders.

*          *          *          *          *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been fully responsive to the Staff’s comments. However, should you have any further questions or comments, please feel free to contact me at (818) 631-2224 or by email at nikkiwo@nikkiwo.com. Thank you very much for your cooperation and assistance.

Sincerely, /s/ Nikki Wolontis Nikki Wolontis of King, Holmes, Paterno & Soriano, LLP

cc:	William H. Dorton, Esq., Staff Attorney

Mr. Kevin J. McPhaill

Mr. Kenneth R. Taylor

Kenneth E. Moore, Esq.